SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tribune Publishing Co.

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________

May 4, 2021

VOTE AGAINST PROPOSAL #1 AT TRIBUNE PUBLISHING COMPANY – THE AGREEMENT AND PLAN OF MERGER WITH ALDEN GLOBAL CAPITAL

Dear Tribune Publishing Shareholder:

We urge you to VOTE AGAINST Proposal #1 at the special meeting of shareholders on May 21, 2021. The proposed acquisition by Alden Global Capital undervalues our company, and the board has undertaken a rush to judgment that is not in the interests of Tribune shareholders.

Alden’s offer of $17.25 is not the highest possible offer. Numerous observers, including Tribune CEO Terry Jimenez, believe the company has greater value, and an investor is currently working to assemble a bid with a higher value. The fairness opinion given to the Special Committee of the Board of Directors by its financial adviser had skewed comparisons, not even considering asset sales by our own company. And in this context, we must obviously question why the board jumped the gun in scheduling such a quick shareholder vote.

We are The NewsGuild–Communications Workers of America, and we represent over 20,000 employees in the news industry, including employees at the Chicago Tribune, New York Daily News, Baltimore Sun, Hartford Courant, Allentown Morning Call, Virginian-Pilot, Orlando Sentinel, and several smaller papers in Illinois, Maryland, and Virginia. For over 80 years, we have fought for journalistic integrity and press freedom.

Our members stand for journalism and organizations that create quality journalism, which is vital for political accountability and democratic governance at all levels. That gives us one reason to oppose a sale to Alden, particularly, since they have demonstrated a consistent policy of profiting from liquidating rather than building news publishers. Our other reasons, however, are as shareholders who seek maximum value from our investment.

No Need to Rush to Alden

The narrative description of the background to the proposed acquisition clearly indicates that, rather than properly seek the best value for Tribune shareholders, the board and the Special Committee were excessively focused on a rapid approval of Alden’s proposal, even though a potentially superior offer as well as continuing independent operation present higher value alternatives.

To review, on December 14, 2020, Alden Global Capital made a non-binding offer to purchase our company for $14.25/share. [1] On February 16, 2021, our company’s board of directors accepted a bid of $17.25/share from Alden. [2] However, on April 1, 2021, Stewart Bainum, Jr., - an investor with a distinguished record as CEO of a major hotel company - wrote to the Special Committee, offering to buy our company for $18.50/share. This was a non-binding proposal in conjunction with Swiss investor Hans-Jörg Wyss through a newly created nonprofit entity Newslight, LLC. The committee concluded the bid “would reasonably be expected to lead to a ‘Superior Proposal,’” pending due diligence, a binding proposal, and sufficient documentation. [3]

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On April 17, 2021, Mr. Bainum wrote the company that Mr. Wyss had withdrawn from the bidding,but that he would be seeking other participants to renew his bid. The company responded, “The special committee, in consultation with its legal and financial advisors, will carefully consider any further developments in order to determine the course of action that is in the best interest of Tribune and its stockholders, subject to the terms of the Alden Merger Agreement.” [4]

Our company disclosed the Bainum letter and its response on April 19, 2021. Only one day later the company rushed the filing of an amended Proxy Statement with a time and date for a vote on the Alden offer. [5]This was hardly “careful” consideration of further developments from Mr. Bainum. [6]

We do not believe the $17.25/share offer from Alden is the highest possible price for our company, or a fair alternative to continued independent operation. And neither does our CEO Terry Jimenez who voted against the Alden offer at the April 19 board meeting, and stated he would vote against it at the Special Meeting. With nearly two decades in the newspaper industry, as our company’s Chief Financial Officer for nearly four years, and as our Chief Executive Officer for the last fifteen months, Mr. Jimenez is in one of the best positions to understand the possibilities and limitations of our company. In its negotiations with Alden, the special committee of the board even forwarded a price of $18.25/share on January 15, 2021, as part of its bargaining. [7]The investment banking and research firm Noble Capital Markets saw the Alden bid as an “opportunistic lowball bid.” [8]

The Fairness Opinion

Our Board hired Lazard Frėres & Co. LLC to assist in the possible sale of the company in May 2018. When the Special Committee of the Board’s independent directors was appointed in the aftermath of the December 31 Alden bid, it retained Lazard to assist in evaluating its options. Lazard wrote the fairness opinion for Tribune shareholders. As with all fairness opinions, the issue is whether the opinion is certifying a fair deal or rationalizing a decision to sell and providing a litigation defense.

We believe the fairness opinion as described in the proxy statement has several shortcomings. [9]First, the comparisons are skewed. Lazard identifies four comparable companies and considers the multiples of enterprise value to recent past and expected future earnings (EBITDA) at which these companies currently trade. Lazard argues that Gannett and Lee Enterprises are most closely comparable to Tribune, and concludes from their analysis that a range of EBITDA multiples from 3.0x to 5.0x would be appropriate for Tribune’s valuation. However, even just the two companies Lazard regards as most similar to Tribune have traded in the past year at multiples at or well above this 5.0x ceiling (Gannett at 6.2x and Lee Enterprises at 5x).

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Table 1: Comparable Company Trading Multiples (Enterprise Value / EBITDA)
Company data as of 2/12/21	2019	LTM (2/12/21)	2020E	2021E
Gannett	4.4	6.2	6.1	5.7
Lee Enterprises	4.1	5.0	5.5	N/A
News Corp	18.5	17.4	18.6	16.0
NYT	28.4	28.2	28.2	26.0
Tribune	4.7	5.9	6.6	6.3
Tribune 12/27/20	4.7	4.8	5.0	5.5
Mean	10.8	11.3	11.7	11.9
Median	4.7	6.1	6.4	6.3
Source: SEC Form DEFA14A, Tribune Publishing, April 20, 2020, p. 55

Second, Lazard fails to consider the multiples at which Tribune itself has been trading, including prior to the announcement of Alden’s acquisition proposal. As shown in the bottom section of Table 1, as of the end of 2020, Tribune was trading at a multiple of 4.8x, right up against the top of the range identified by Lazard. Not a single one of these comparable companies has traded at a multiple of less than 3.9x on any of these measures, suggesting that the lower bound identified by Lazard is unrealistically low, as is the 5x ceiling. Far from reassuring us that Alden’s proposed consideration for Tribune is fair, this analysis strongly indicates that Lazard has not identified a range of valuations that would be fair in any sense.

Third, in its consideration of precedent transactions, Lazard fails to focus on the sale of  public companies, which typically entail rival offers and a control premium that frequently push the valuation upward. In Table 2, we focus on the subset of precedent transactions that feature sale of full control over a public company, and find that these offers and transactions all feature multiples above the top of the range Lazard identifies, and the mean and median for these precedent transactions (and unconsummated offers) are both greater than 5.5x. Table 2 reinforces our view that Lazard has not identified a range of valuations that would be fair to Tribune shareholders.

This is not a solicitation of authority to vote your proxy.

                          Please DO NOT send us your proxy card as it will not be accepted.

Fourth, considering its willingness to include partial asset sales, as well sales of minority stakes and sales out of bankruptcy, Lazard’s failure to include the sale by Tribune of the Los Angeles Times and the San Diego Union-Tribune in 2018 inexplicable. We note that our board approved this transaction which took place at a multiple of 8.5, more than 35% above the valuation ceiling Lazard purports to be fair. [10]

Table 2: Acquisition of Full Control of Public Company
Announcement Date	Acquirer	Target	EV / LTM EBITDA
10/01/2015	Gannett Co., Inc.	Journal Media Group	5.5
08/01/2019	New Media Investment Group Inc.	Gannett Co.	5.5
09/08/2015	Media General, Inc.	Meredith Corporation	6.2
04/25/2016	Gannett Media Corp.	Tribune Publishing Co.	8.4
Mean			6.4
Median			5.8
Above 5.5x			100%
Source: SEC Form DEFA14A, Tribune Publishing, April 20, 2020, p. 56

Overall, the fairness opinion should be approached with skepticism.

Decision-making in the Tribune Special Committee

Tribune Publishing investors should also have reservations about the decision-making of the three directors who voted in favor of Alden’s offer. Here we refer to Philip G. Franklin (chair of the board), Carol Y. Crenshaw, and Richard A. Reck.

First, none of these directors has employment experience in the news industry. Mr. Franklin was CFO of Littelfuse, a multinational electronic manufacturing company. Ms. Crenshaw was CFO of the Chicago Community Trust. Mr. Reck has owned a business consultancy. The director who voted against the Alden proposal was Terry Jimenez, CEO, who has nearly two decades of experience in the news industry.

This lack of news experience of the three pro-Alden directors is critical to interpreting Lazard’s straight-line projections on company finances. The scenarios spelled out in the proxy statement describe various degrees of print decline and different digital responses. It has been no secret that our company had lagged behind other traditional news companies in its ability to generate digital revenues prior to Mr. Jimenez assuming the CEO position. A NewsGuild-CWA report on the state of journalism at Tribune in May 2020 observed that management had not managed the digital transition effectively. [11]

For that very reason, when the company makes a full throttle commitment to digital growth – mimicking the success of the New York Times and recently Gannett – it is likely to achieve higher growth rates from new digital initiatives – yet this scenario is not included in the Lazard projections. It is not surprising that Mr. Jimenez believes the company has much more potential for growth because of the advantage of learning from those who came first.

This is not a solicitation of authority to vote your proxy.

                          Please DO NOT send us your proxy card as it will not be accepted.

It is also disturbing that the Special Committee did not look more closely at Alden’s finances. The Equity Commitment Letter of $375 million is guaranteed by two Alden funds – Alden Global Opportunities Master Fund LP and Alden Global Recovery Master Fund LP. The two funds together had assets valued at $597.62 million in March 2020. [12]Within that total, however, is the Tribune stake (11,544,213 shares) which at Alden’s purchase offer of $17.25 is worth $199.14 million. So the value of this equity commitment net of the Tribune stake is $398.48 million. Put another way, Alden is representing that it has the ability to finance a big chunk of the purchase with equity, but it obviously cannot finance the purchase of Tribune shares it does not own with the sale of Tribune shares it does own.

Unfortunately, there is no good way to verify the assets held by the two funds. In March 2021, Alden disclosed that it would no longer file Form ADV, required of investment advisers by the SEC. [13]Here is to hoping that the assets in these two funds (net of Tribune shares) are available and liquid and unrestricted by investor mandates!

Now, has anyone addressed the issue of seller liabilities if the buyer is unable to assure solvency of the acquired company?

The Tribune Board Fails to Hold Members Accountable

We were extremely disturbed by the manner in which Alden bargained with Mr. Bainum and disclosed its initial offer to Tribune shareholders. In its December 31, 2020 filing, Alden disclosed that it had a meeting with Mr. Bainum in regard to the latter’s purchase of the Baltimore Sun twenty days earlier.

From the initial reading of Alden’s Form 13D disclosure on New Year’s Eve 2020, it appeared to be a case of a director usurping an investor’s initiative, in which Alden was using its founder’s position on the board to cut a deal with the inquiring investor instead of allowing the company to pursue its opportunity with that investor. From the Alden founder’s own signed narrative, we know that Mr. Bainum had previously expressed interest to the company in buying the Baltimore Sun. The conversation needed to be disclosed.

We are also disturbed that Alden’s founder and Tribune director Randall D. Smith spoke with Mr. Bainum on December 11 but did not reveal that conversation to investors until December 31. The SEC explicitly requires “prompt” reporting – within 10 calendar days – of such plans by owners of more than 5% of a company’s voting stock.  The three Alden directors – including Mr. Smith – chose to ignore those rules, an unconscionable show of deceit to report material information.

This is not a solicitation of authority to vote your proxy.

                          Please DO NOT send us your proxy card as it will not be accepted.

Conclusion

We encourage shareholders to vote AGAINST the Alden acquisition (Item 1 on the proxy card).

•         The price offered by Alden is too low and other investors should be given a reasonable chance to bid on the company.

•         The fairness opinion is skewed towards a conclusion it cannot justify.

•         The Special Committee of the board did not determine whether Alden has the capital to assure the purchaser’s solvency.

•         Alden's behavior on our Board of Directors has been self-interested and not in the interests of all shareholders. Alden has a history of self-dealing that goes back decades and continues to this day. This deal reeks of undue insider influence.

Also, for those investors with ESG mandates, there are more reasons why this deal needs to be rejected. The reputation of Alden Global Capital is well known among reporters at every newspaper in this country. It hollows out newsrooms. Vanity Fair correspondent Joe Pompeo refers to Alden as “the grim reaper of American newspapers.” [14] Writing in The Washington Post, media critic Margaret Sullivan referred to Alden as “one of the most ruthless of the corporate strip-miners seemingly intent on destroying local journalism.” [15] If you advocate sustainable enterprises and respect of public interests, voting for Alden management would be inconsistent with your principles.

Walter Cronkite once said, “journalism is what we need to make democracy work.” [16] Fact-based news organizations serve as platforms to frame political ideas and introduce those ideas to a broad public. They expose actions by public and private individuals antithetical to societal notions of fair dealing to critical review. If Alden succeeds in buying Tribune Publishing – and thereafter cutting news beats, paring expenses, and depriving communities of the information they need – then we will have weakened one of the key pillars of American democracy.

VOTE AGAINST ITEM 1

[1] SEC Form 13D, Exhibit 99.5, Alden Global Capital and Tribune Publishing Company, December 31, 2020:  https://www.sec.gov/Archives/edgar/data/1593195/000119312520330238/d80296dex995.htm

[2] SEC Form 8-K, Exhibit 99.1, Alden Global Capital, February 17, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000095010321002425/dp146200_ex9901.htm

[3] SEC Form DEFA, Exhibit 99.1, Tribune Publishing Company, April 5, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000095010321005135/dp149043_ex9901.htm

[4] SEC Form 8-K, Exhibit 99.1, Tribune Publishing Company, April 19, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000114036121013213/nt10023211x3_ex99-1.htm

[5] SEC Form DEFM, Tribune Publishing Company, April 20, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000114036121013417/nt10023211x1_defm14a.htm .

[6]Here we assume the company is complying with Section 6.02 of the Merger Agreement – the date for shareholder vote needs to be set no later than five business days after the SEC states it has no further comments on the proxy statement. See SEC Form DEFM, Exhibit 2.1, Tribune Publishing Company, April 20, 2021. We must assume that the SEC gave its blessing sometime after April 14, since the preliminary proxy of that date indicated no approval had been given. See SEC Form PRER 14a, Tribune Publishing Company, April 14, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000095010321005534/dp149306_prer14a.htm

[7] SEC Form DEFM, Tribune Publishing Company, April 20, 2020.

[8] SEC Form 13E3, Exhibit C3, Tribune Publishing Company, March 23, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000095010321004459/dp148094_exh-c3.htm

[9] SEC Form DEFM 14A, Tribune Publishing, April 20, 2021: https://www.sec.gov/Archives/edgar/data/1593195/000114036121013417/nt10023211x1_defm14a.htm

[10] SEC Form 13E3, Exhibit C2, Tribune Publishing Company, March 23, 2021, Appendix: https://www.sec.gov/Archives/edgar/data/1593195/000095010321004459/dp148094_ex-c2.htm

[11] The NewsGuild-CWA, “The State of Journalism at Tribune Publishing,” May 2020: https://newsguild.org/wp-content/uploads/2020/05/The-State-of-Journalism-at-Tribune-Publishing-2020-0519.pdf

[12] U.S. Securities and Exchange Commission, Form ADV, Alden Global Capital, March 30, 2020: https://reports.adviserinfo.sec.gov/reports/ADV/161333/PDF/161333.pdf

[13] U.S. Securities and Exchange Commission, "Investment Adviser Public Disclosure: Alden Global Capital," March 19, 2021: https://adviserinfo.sec.gov/firm/summary/161333

[14] Joe Pompeo, "The Hedge Fund Vampire that Bleeds Newspapers Now has the Chicago Tribune by the Throat," Vanity Fair, February 5, 2020: https://www.vanityfair.com/news/2020/02/hedge-fund-vampire-alden-global-capital-that-bleeds-newspapers-dry-has-chicago-tribune-by-the-throat

[15]Margaret Sullivan, "Is this strip-mining or journalism? ‘Sobs, gasps, expletives’ over latest Denver Post layoffs," The Washington Post, March 15, 2018: https://www.washingtonpost.com/lifestyle/style/is-this-strip-mining-or-journalism-sobs-gasps-expletives-over-latest-denver-post-layoffs/2018/03/15/d05abc5a-287e-11e8-874b-d517e912f125_story.html

[16]John Nichols, “The Nation: Walter Cronkite America's Anchorman,” National Public Radio, July 20, 2009: https://www.npr.org/templates/story/story.php?storyId=106796633

This is not a solicitation of authority to vote your proxy.

                          Please DO NOT send us your proxy card as it will not be accepted.